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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and
                 15(d) of the Securities Exchange Act of 1934.

                  Commission File Nos. 333-63305 and 333-75623

                  Green Tree Home Equity Loans, Series 1999-C
                  -------------------------------------------
             (Exact name of registrant as specified in its charter)

 1100 Landmark, 345 St. Peter Street, Saint Paul, MN 55102-1635, (651) 293-3400
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                  (Address, including zip code, and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                  Green Tree Home Equity Loans, Series 1999-C
     $250,000,000                                 Class A-1A ARM Certificates
     $100,000,000                                 Class A -1B ARM Certificates
     $275,000,000             5.99%               Class A-1 Certificates
     $210,750,000             6.67%               Class A-2 Certificates
      $67,100,000             6.77%               Class A-3 Certificates
      $76,925,000             7.18%               Class A-4 Certificates
      $66,075,000             7.12%               Class A-5 Certificates
                             14.25%               Class A-6 IO Certificates
      $70,850,000             7.77%               Class M-1 Certificates
      $70,200,000             8.36%               Class M-2 Certificates
      $46,800,000             9.48%               Class B-1 Certificates
      $66,300,000             9.95%               Class B-2 Certificates
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            (Title of each class of securities covered by this Form)

                                      None
          ------------------------------------------------------------
              (Titles of all other classes of securities for which
          a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]                 Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)     [ ]                 Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)      [ ]                 Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)     [ ]                 Rule 15d-6                [ ]
     Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certificate or notice date: 96

     Pursuant to the requirements of the Securities Exchange Act of 1934, Conseco Finance Corp., on behalf of Green Tree Home Equity Loans, Series 1999-C, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:     3/20     , 2001     By: /s/ Phyllis A. Knight
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                                      Phyllis A. Knight
                                      Vice President and Treasurer